UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                             Globaltron Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   37941F 10 0
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                                 (CUSIP Number)

                               Gayle Coleman, Esq.
                               Proskauer Rose LLP
                          2255 Glades Road, Suite 340W
                            Boca Raton, Florida 33431
                                 (561) 241-7400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 5, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


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                                  SCHEDULE 13D

CUSIP No. 37941F 10 0                                          Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSONS                            Colpafinsa, S.A.

           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS              N/A
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|(1)
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS                                             PR
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                           |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION               Republic of Panama
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              NUMBER OF      7    SOLE VOTING POWER                  2,500,000
               SHARES      -----------------------------------------------------
            BENEFICIALLY     8    SHARED VOTING POWER                        0
              OWNED BY     -----------------------------------------------------
                EACH         9    SOLE DISPOSITIVE POWER             2,500,000
              REPORTING    -----------------------------------------------------
             PERSON WITH    10    SHARED DISPOSITIVE POWER
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON                                                     2,500,000
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   |_|
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        8.6%(1)
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   14     TYPE OF REPORTING PERSON              CO
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(1) Based upon 19,136,702 shares of common stock outstanding based on the
Issuer's Form 10-QSB for the period ended September 30, 2000 plus 10,000,000 shares issued to Premium Quality Fund, Inc., as reported by Premium Quality Fund on Schedule 13D filed with the Securities and Exchange Commission on January 11, 2001.

CUSIP No. 37941F 10 0                                         Page 3 of 5 Pages
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Item 1.           Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Globaltron Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

Item 2.           Identity and Background

(a)-(c) This Schedule 13D is filed by Colpafinsa, S.A. (the "Reporting Person"), a corporation organized under the laws of the Republic of Panama, having its principal offices at Calle 50 y Aquillino de la Guardia, Torre Banco Continental, Piso 30, Panama City, Republic of Panama.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Republic of Panama.

Item 3.           Source and Amount of Funds or Other Consideration

In connection with a Loan Agreement (the "Loan Agreement") dated September 27, 2000 by and among the Issuer, Globaltron Communications Corporation, a Delaware corporation and a subsidiary of the Issuer ("GCC"), Gary D. Morgan, the Chairman of the Board of Directors and a principal shareholder of the Issuer ("Morgan" and along with GCC, the "Guarantors"), and the Reporting Person, the Reporting Person made a loan to the Issuer in the principal amount of $4.0 million plus interest at the base rate announced by Citibank N.A plus 1% (the "Loan") and evidenced by a promissory note (the "Note") due on or before the earlier of (i) six months from the date of the Loan or upon the Issuer receiving $10.0 million pursuant to a Qualifying Private Placement, as defined below (the "Maturity Date"). A Qualifying Private Placement is defined as a private placement of the Issuer's Common Stock or any other class of its equity securities with a preference (as to liquidation, dividend or otherwise) to the Common Stock of not less than $10.0 million to persons unrelated to the Reporting Person ( the "Qualifying Private Placement") for cash consideration paid of $10 or more per share.

In consideration for releasing Morgan as a Guarantor of the Loan, Morgan released 2.5 million shares held by him to the Reporting Person. Morgan guaranteed the obligations of the Issuer under the Loan Agreement and under the Note.

CUSIP No. 37941F 10 0                                         Page 4 of 5 Pages
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Item 4.           Purpose of Transaction

The purpose of the transaction was to release Morgan as a Guarantor to the Loan.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions contemplated by the Loan Agreement described herein.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

CUSIP No. 37941F 10 0                                         Page 5 of 5 Pages
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Item 5.           Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns approximately 8.6% of the outstanding stock of the Issuer. The percentage is based upon 19,136,702 shares of common stock outstanding based on the Issuer's Form 10-QSB for the period ended September 30, 2000 plus 10,000,000 shares issued to Premium Quality Fund, Inc., as reported by Premium Quality Fund on their Schedule 13D filed with the Securities and Exchange Commission on January 11, 2001.

(b) The Reporting Person has the sole power to vote and dispose of 2.5 million shares of the Issuer Common Stock.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.           Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    COLPAFINSA, S.A.


February 12, 2001                   By: /s/ Magda Rodriguez
                                        -------------------------------------
                                        Magda Rodriguez, authorized signature